Exhibit 99.1

September 28, 2023	NASDAQ | TSX: ACB

Aurora Cannabis Inc. Announces C$34 Million Bought Deal Financing

Intends to Repay Remaining Convertible Debt Balance

Edmonton, AB – September 28, 2023 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (NASDAQ | TSX: ACB), the Canadian company opening the world to cannabis, today announced that it has entered into an agreement pursuant to which certain underwriters have agreed to buy, on a bought deal basis, 46,250,000 common shares of the Company (the “Offered Securities”) at a price of C$0.73 per Offered Security (the “Offering Price”), for aggregate gross proceeds to Aurora of approximately C$33,762,500 (the “Offering”).

Aurora has also granted the underwriters an option (the “Over-Allotment Option”) to purchase up to 6,937,500 additional common shares of the Company on the same terms as the Offering. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be approximately C$38,826,875.

The Company plans to use the net proceeds of the Offering to repay the remainder of its outstanding convertible senior notes at or prior to maturity, representing principal outstanding of approximately US$25 million, with the remainder, if any, to be used for strategic purposes, including potential acquisitions.

The closing of the Offering is expected to take place on or about October 3, 2023 and will be subject to customary conditions, including approvals of the Toronto Stock Exchange.

A prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated April 27, 2023 (the “Base Shelf Prospectus”) will be filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Quebec. Copies of the Prospectus Supplement, following filing thereof, and the Base Shelf Prospectus may be obtained on SEDAR+ at www.sedarplus.com. The Prospectus Supplement and the Base Shelf Prospectus contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus, and the other documents the Company has filed on SEDAR+ at www.sedarplus.com before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Offered Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, the Offered Securities may not be offered, sold or delivered, directly or indirectly, in the United States or to U.S. persons except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company’s adult-use brand portfolio includes Aurora Drift, San Rafael ‘71, Daily Special, Whistler, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms Ltd., North America’s leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora’s brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched.

Aurora’s common shares trade on the NASDAQ and TSX under the symbol “ACB”.

Further Information

For Media:	For Investors:

Michelle Lefler	ICR, Inc.
VP, Communications & PR	Investor Relations
media@auroramj.com	aurora@icrinc.com

Forward Looking Statements

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the timing and completion of the Offering and the expected use of proceeds of the Offering.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated June 14, 2023 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC’s website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.